SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 000-16614
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725

REQUIRED INFORMATION
     The following financial statements and supplemental schedules for Camco Financial and Subsidiaries Salary Savings Plan are being filed herewith:
Description
Contents of Financial Statements
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Camco Financial & Subsidiaries Salary
Savings Plan

Financial Report

December 31, 2005

Camco Financial & Subsidiaries Salary Savings Plan

Contents

Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Schedule of Assets Held at Year End	Schedule 1
EX-23

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Camco Financial & Subsidiaries Salary Savings Plan
Cambridge, Ohio
We have audited the accompanying statement of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole
/s/ Plante & Moran, PLLC
Columbus, Ohio
June 14, 2006

Camco Financial & Subsidiaries Salary Savings Plan
Statement of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Cash	$36,315	$—

Nonparticipant-directed investments:
Employer securities	439,547	481,869
Participant loans	—	5,663

Participant-directed investments:
Money market funds	$11,379	$—
Common/collective funds	438,482	781,913
Mutual funds	7,741,378	6,961,128
Employer securities	3,914,113	3,919,079
Participant loans	118,689	96,087

Total investments	12,663,588	12,245,739

Contributions receivable:
Employee contribution	—	23,164
Employer matching contribution	—	11,356

Total contributions receivable	—	34,520

Net Assets Available for Benefits	$12,699,903	$12,280,259

Camco Financial & Subsidiaries Salary Savings Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Contributions:
Participant-directed — Employee elective	$576,127
Participant-directed — Employer matching	287,557
Participant-directed — Rollover	311,897

Interest and dividends:
Nonparticipant-directed	13,548
Participant-directed	406,300

Net appreciation (depreciation) in fair value of investments:
Nonparticipant-directed employer securities	(31,381)
Participant directed mutual funds	579,616
Participant directed common/collective funds	21,454
Participant-directed employer securities	(193,981)

Total additions — Net	1,971,137

Deductions
Benefit payments to participants:
Nonparticipant-directed	30,143
Participant-directed	1,486,918

Administrative expenses:
Nonparticipant-directed	9
Participant-directed	34,423

Total deductions	1,551,493

Net Increase in Net Assets Available for Benefits	419,644

Net Assets Available for Benefits — Beginning of year	12,280,259

Net Assets Available for Benefits — End of year	$12,699,903

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2005
Note 1 — Description of the Plan
The following brief description of the Camco Financial & Subsidiaries Salary Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering all employees of Camco Financial & Subsidiaries (the “Company”). The Plan requires employees to complete one year of service (1,000 hours or more) to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions - Each year, participants may contribute up to 92 percent of pretax annual compensation, subject to certain limitations. The Plan also allows any participant who has attained age 50 by the end of the plan year to make catch-up contributions in accordance with the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100 percent of 401(k) deferrals made up to the first 3 percent of base compensation and 50 percent of 401(k) deferrals from 3.01 percent to 5 percent of base compensation. The Company may make an additional employer discretionary contribution. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
Participant Accounts - Each participant’s account is credited with the participant’s own contribution, and an allocation of the Company’s contributions and plan earnings and expenses. Allocation of the Company’s contributions and plan earnings and expenses is based upon participants’ compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeited Accounts - Forfeitures of terminated participants’ nonvested employer profit-sharing accounts are used to reduce employer contributions.
Vesting - Participants are immediately vested in their own 401(k) contributions and employer matching contributions made after December 31, 1997 and any pension plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant is 100 percent vested after six years of credited service.
Payment of Benefits - Upon termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump-sum payment.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2005
Note 1 — Description of the Plan (Continued)
Participant Loans - The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant’s vested account balance. Participants cannot have more than one loan from the Plan at any time and initial loans must be for at least $1,000, with a maximum of $50,000, as determined by the IRS.
Note 2 — Summary of Accounting Policies
Following are the significant accounting policies followed by the Plan:
Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting.
Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Additionally, the Plan invests in employer stock as well as certain investments managed by Smith Barney Corporate Trust Company or its affiliates. Smith Barney Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Change in Net Assets - Employer and employee contributions and expenses payable are recognized on the accrual method. Benefits to participants are recorded when paid. Administrative expenses are recorded when incurred.
Valuation of Investments - Quoted market prices are used to value the Plan’s investments in mutual funds and common stock. Participant loans are carried at their outstanding principal balance, which approximates fair value. The Plan’s investment in the common/collective investment fund is valued based upon the Plan’s proportional share of the common/collective fund’s underlying asset which is another common/collective fund. The underlying common/collective fund is valued based upon the fair market value of that fund’s underlying assets.
Purchases and sales of securities are recorded on a trade-date basis.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 2 — Summary of Accounting Policies (Continued)
Risk and Uncertainties - The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk - At December 31, 2005, approximately 35 percent of the Plan’s assets were invested in Camco Financial Corporation common stock.
Note 3 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of a plan termination, participants will become 100 percent vested in their accounts.
Note 4 — Tax Status
The plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not individually sought its own determination letter.
The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 5 — Significant Investments at Fair Value
     Significant investments at fair value at December 31, 2005 and 2004 are listed as follows:

	December 31
	2005	2004

Camco Financial Corporation common stock	$3,914,113	$3,919,079
Growth Fund of America	—	1,731,956
Investment Company of America	—	1,006,468
Neuberger Berman Genesis Trust Fund	—	1,005,190
MCM Stable Value Portfolio	—	781,913
Dreyfus Founders Discovery Fund	—	762,339
Europacific Growth Fund	—	622,324
Camco Financial Corporation common stock*	439,547	481,869
Growth Fund of America R5	1,528,117	—
American Beacon Largecap Value Fund	1,041,854	—
Vanguard 500 Index Fund	970,980	—
Europacific Growth Fund R5	802,082	—
Vanguard Short-term Corporate Fund	759,223	—
Schwab Markettrack Balanced Fund	655,203	—

*	Nonparticipant-directed investment

Camco Financial & Subsidiaries Salary Savings Plan
Schedule of Assets Held at Year End
Form 5500, Schedule H, Item 4i
EIN 51-0110823, Plan 002
December 31, 2005

	(c)
	Description of Investment,
(a)(b)	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value
Nonparticipant-directed Investments

** Camco Financial Corporation	Common stock, 30,216.80 shares	$323,330	$439,547

Participant-directed Investments

** Camco Financial Corporation	Common stock, 275,303.11 shares	*	3,914,113

Charles Schwab Trust Company	Common/collective fund - Gartmore Morley Stable Value Fund	*	438,482

Charles Schwab Trust Company	Money market fund - Schwab Government Money Fund	*	11,379

Charles Schwab Trust Company	Mutual fund - American Beacon Largecap Value Fund	*	1,041,854

Charles Schwab Trust Company	Mutual fund - Artisan Midcap Value Fund	*	614,091

Charles Schwab Trust Company	Mutual fund - Columbia Acorn Fund Class Z	*	568,739

Charles Schwab Trust Company	Mutual fund - Europacific Growth Fund R5	*	802,082

Charles Schwab Trust Company	Mutual fund - Growth Fund of America R5	*	1,528,117

Charles Schwab Trust Company	Mutual fund - Metropolitan West Total Return Bond Fund	*	801,089

**Charles Schwab Trust Company	Mutual fund - Schwab Markettrack Balanced Fund	*	655,203

Charles Schwab Trust Company	Mutual fund - Vanguard Short-term Corporate Fund	*	759,223

Charles Schwab Trust Company	Mutual fund - Vanguard 500 Index Fund	*	970,980

** Plan participants	Participant loans bearing interest at 6.0% to 11.5%	$—	118,689

Total investments			$12,663,588

*	Cost information not required

**	Denotes party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMCO FINANCIAL AND SUBSIDIARIES SALARY SAVINGS PLAN By its Administrator: Camco Financial Corporation
Date: July 13, 2006	By:	/s/ Richard C. Baylor
Richard C. Baylor, Chief Executive Officer

CAMCO FINANCIAL AND SUBSIDIARIES
SALARY SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2005
INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm